Exhibit 4.2
DESCRIPTION OF SECURITIES
CAPITAL STOCK
10x Genomics, Inc. (“10x,” "we," "us" or “our”) has one class of securities, our Class A common stock, par value $0.00001 per share (“Class A Common Stock”), registered under Section 12 of the Securities Exchange Act of 1934, as amended.
Shares of our Class A Common Stock are traded on The Nasdaq Stock Market LLC under the trading symbol “TXG.”
The following description of our Class A Common Stock is a summary and is subject to, and is qualified in its entirety by reference to the provisions of our Amended and Restated Certificate of Incorporation (the “Charter”) and our Amended and Restated Bylaws (the “Bylaws”), copies of which are exhibits to the Annual Report on Form 10-K to which this description is an exhibit. This description does not purport to be complete and is subject in all respects to the applicable provisions of the Delaware General Corporation Law (the “DGCL”), the Charter and the Bylaws.
Authorized Capital Stock. Our authorized capital stock consists of (i) 1,000,000,000 shares of Class A Common Stock, (ii) 100,000,000 shares of Class B common stock, par value $0.00001 per share (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), and (iii) 100,000,000 shares of preferred stock, par value $0.00001 per share (“Preferred Stock”). All outstanding shares of our Class A Common Stock are fully paid and nonassessable. Our Charter authorizes our board of directors, without any further approval, to divide the Preferred Stock into series and fix the powers, including voting powers, preferences and other rights of such series, and any qualifications, limitations or restrictions of such series of Preferred Stock.
Voting Rights. Holders of our Class A Common Stock generally are entitled to one vote per share on all matters on which our stockholders are entitled to vote and holders of our Class B Common Stock generally are entitled to ten votes per share. Delaware law could require either holders of our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:

•	if we were to seek to amend our Charter to increase the authorized number of shares of a class of stock, or to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•	if we were to seek to Charter in a manner that alters or changes the powers, preferences, or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
Our stockholders do not have the ability to cumulate votes for the election of directors. Our Charter and Bylaws provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.
Dividend Rights. Holders of Common Stock are entitled to receive dividends if, as and when declared from time to time by our board of directors out of funds legally available for that purpose, subject to the preferences of any outstanding Preferred Stock.

Rights Upon Liquidation. Upon our dissolution, liquidation or winding up, the holders of Common Stock are entitled to receive ratably the assets available for distribution to our stockholders after payment of liabilities and liquidation preferences on any outstanding Preferred Stock.
Anti-Takeover Provisions of the Charter, the Bylaws and the DGCL. Certain provisions of the Charter, the Bylaws and the DGCL may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in our stockholders’ best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. Such provisions in the Charter and the Bylaws include restrictions on the ability of stockholders to nominate members of our board of directors and the ability of stockholders to call special stockholder meetings.

We have elected to be subject to Section 203 of the DGCL, which imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding Common Stock.
Undesignated preferred stock. The ability to issue undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Special Meetings of Stockholders. Except as otherwise required by law, a special meeting of stockholders may be called at any time by (i) the chair of our board of directors, (ii) our chief executive officer or (iii) a majority of our board of directors.
Advanced Notice and Proxy Access Provisions. Our Bylaws require timely advance notice for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders and specify certain requirements regarding the form and content of a stockholder’s notice.
Elimination of stockholder action by written consent. Our Charter and our Bylaws eliminate the right of stockholders to act by written consent without a meeting.

Classified board; election and removal of directors; filling vacancies. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our Charter provides for the removal of any of our directors only for cause and requires a stockholder vote by the holders of at least two-thirds of the voting power of the then outstanding voting stock. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may only be filled by a resolution of the board of directors. This system of electing and removing directors and filling vacancies may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.
Forum Selection. Under the Bylaws, unless we consent in writing to the selection of an alternative forum, a state or federal court located within the State of Delaware shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of 10x to 10x or our stockholders, (iii) any action arising against us or any of our directors or officers pursuant to any provision of the DGCL, our Charter or our Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine.

Amendment of certificate of incorporation provisions. Any amendment of the above provisions in our Charter and Bylaws would require approval by holders of at least two-thirds of the voting power of our then outstanding capital stock. In addition, any stockholder-proposed amendment to our amended and restated bylaws will require the approval of stockholders holding two-thirds of the voting power of our then outstanding capital stock.

The provisions of the DGCL, our Charter and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent. The transfer agent for the Class A Common Stock is American Stock Transfer & Trust Company, LLC.
Other Matters. Our Class A Common Stock does not have preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our Class A Common Stock.